FULUCAI PRODUCTIONS, LTD.
3632 – 13 Street SW
Calgary AB T2T 3R1

August 31, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:             Amanda Ravitz
Legal Branch Chief
Division of Corporate Finance
cc:                                    J. Nolan McWilliams, Division of Corporate Finance

RE:          FuLuCai Productions Ltd. (the “Company”)
Registration Statement on Form S-1 / Amendment #1
File No. 333-166949
Filed July 8, 2010

Dear Sir, Madam:

Further to your letter of August 18, 2010 in regard to the above noted Company filing, we respond as follows:

Registration Statement on Form S-1

General

Comment:

1.	We note your response to prior comment 2 and reissue: we were unable to locate a marked version of the registration statement filed on EDGAR for this amendment.

Response:

We instructed our Edgar Filer to file the marked version on the last filing. Apparently this was not done and we have been advised that they have taken steps to ensure that a marked version is filed for this current amendment.

Prospectus Summary, page 6

Comment:

2.	Revise to indicate that you do not know how you will generate revenues from your proposed business.

Response:

On page 7, we have revised to indicate that we do not know how we will generate revenues from our proposed business.

Comment:

3.
Revise the fifth paragraph to describe your arrangement with Mr. MacLeod so that investors understand what services he is providing you. Also, include a risk factor describing the fact that your arrangement with Mr. MacLeod is oral only.

Response:

On page 6, we have revised the disclosure to describe our arrangement with Mr. MacLeod so that investors understand what services he is providing. On page 11, we have included a risk factor describing the fact that our arrangement with Mr. MacLeod is oral only. We also direct you to the disclosure in the fourth paragraph under “Production” on page 23 for additional disclosure.

The Offering, page 7

Comment:

4.
Please revise the third sentence to clarify that there is no minimum purchase requirement for each individual investors. Your present disclosure suggests the entire offering has no minimum, which appears inconsistent with its nature as an all of nothing offering.

Response:

On page 7, we have revised the third sentence to clarify that there is no minimum purchase requirement for each individual investor.

Signatures, Page 42

Comment:

5.
We note your response to prior comment 14 and reissue. Please note that if a person signing serves in more than one of the specified capacities, each capacity in which that person signs should be indicated. Refer to Instruction 2 to Signatures on Form S-1.

Response:

We have revised the signatures on page 42 to denote each capacity in which the person signs.

Exhibit 10.5

Comment:

6.	Please re-file the revised subscription agreement as Exhibit 99.1 in your next amendment. Refer to Item 601(b)(99) of Regulation S-K.

Response:

We have re-filed the revised subscription agreement as Exhibit 99.1 in our amendment.

Comment:

7.	Please remove the fifth and sixth sentences of the second bolded paragraph on page 3 as these are inappropriate representations and warranties for an investor in a public offering.

Response:

We have removed the fifth and sixth sentences of the second bolded paragraph on page 3.

Comment:

8.
In this regard, please refer to paragraphs 4(a) and (b). Please note that the representations and warranties regarding the Buyer’s opportunity to verify the information contained in the prospectus are inapproapriate. If there is additional material information about the investment, please put it in the prospectus. Accordingly, please delete these paragraphs.

Response:

We have deleted the paragraphs 4(a) and (b).  There is no further additional material information to be included in the prospectus.

Comment:

9.
Refer to Paragraphs 4(f), (g),(h), and (l). Please note the representations and warranties regarding the Buyers ability to beat the economic risks and potential loss of an investment are inappropriate. Accordingly, please delete these paragraphs.

Response:

We have deleted the paragraphs 4(f), (g) (h) and (l).

Comment:

10.	Please remove paragraph 4(m) as the company may not suggest that investors in a public offering are giving up any rights based upon a subscription agreement.

Response:

We have removed paragraph 4(m).

Comment:

11.
Refer to paragraph 4(n). Please note that an agreement by a Buyer to indemnify and hold harmless the company and its officers, directors, employees and agents is inappropriate, and in our view, contrary to public policy. Accordingly, please delete this paragraph.

Response:

We have deleted paragraph 4(n).

Comment:

12.	Please revise Paragraph 6 to remove the implication that you are disclaiming your obligations under the federal securities laws that are not specifically addressed in the subscription agreement.

Response:

We have revised paragraph 6 to remove the implication that we are disclaiming our obligations under the federal securities laws that are not specifically addressed in the subscription agreement.

Comment:

13.
We note the questionnaire on page 11 and several paragraphs in the agreement contemplate that this offering will involve only accredited investors. These provisions do not appear applicable to your public offering. Please revise or advise.

Response:

We have revised the questionnaire on page 11 to more clearly require the questionnaire be completed by all investors.  We believe the prior revisions to the agreement remove all contemplation that this offering will involve only accredited investors.
Age of Financial Statements

Comment:

14.	Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:

We have considered the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X and we include the quarterly financial statements for three month period ended July 31, 2010 in this filing.

Accountant’s Consents

Comment:

15.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included a current dated accountants’ consent with the filing of Amendment No. 2 to this registration statement and have manually signed consents on file as required under Rule 402 of Regulation C.

We trust that the foregoing is responsive to the staff’s comments.

Please also note that we have continued with the development of our business and further to the amendments reflected above, we have also expanded our disclosure under “Description of Business” “General” on page 22 to reflect ongoing trailer development expenses to date.

Yours truly,

/s/ James Durward
James Durward
Principal Executive Officer

cc:           Gersten Savage – P. Gennuso
        file